82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000


MAR 08 2002


02015840

March 7, 2002

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 3/14

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On March 5, 2002, Rexel S.A., a subsidiary of the Company, issued a press release announcing its 2001 annual results. A copy of this press release is attached as Appendix A to this letter.

2. On March 7, 2002, the Company issued a press release announcing its 2001 annual results. A copy of this press release is attached as Appendix B to this letter.

3. On March 7, 2002, the Company made a slide presentation to analysts regarding its 2001 annual results. A copy of this slide presentation is attached as Appendix C to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

REXEL

5 March 2002

REXEL FINANCIAL NEWS

2001 ANNUAL RESULTS

REXEL IN 2001 – A GOOD PERFORMANCE IN DECLINING MARKETS

The consolidated financial statements of the REXEL Group for the financial year ended 31 December 2001 were approved at the meeting of REXEL's Board of Directors held on 4 March 2002 and chaired by Alain REDHEUIL.

Consolidated results (in € million)	2001	2000	Change
Sales	7,958.3	7,109.9	+ 11.9%
Gross profit	1,948.0	1,763.3	+ 10.5%
Net operating income	400.1	414.1	- 3.4%
Net income before goodwill amortisation	215.6	217.9	- 1.1%
Net income, REXEL share	179.5	193.6	- 7.3%

Following a record year in 2000, REXEL has continued its drive for growth and has demonstrated its resilience in the face of the difficult market conditions in 2001.

SUSTAINED COMMERCIAL STRATEGY

In most of the countries in which the Group operates, market conditions have deteriorated significantly over the course of 2001. The effect of this general downturn on the 2001 turnover is exaggerated by the Group's strong growth in 2000. When taking the figures on a like for like basis with respect to the group structure, exchange rates and the number of working days in the year, sales have declined by 3.6% in 2001, compared to a 6.7% increase in 2000. However, excluding North America, which was severely impacted in the second half of the year, sales were up 0.2% on a like for like basis. The Group increased its market share in all regions in which it operates. Consolidated sales for 2001 stand at € 7,958.3 million, an increase of 11.9% over the previous year.

Acquisitions made in 2001 account for annualised sales of € 238.8 million. Principal acquisitions were RYALL, ESCO and COMMERCE in the US, and KONTAKT SYSTEME in Switzerland and Germany. REXEL also finalised minor transactions which have enabled it to complement its European network. The Group has also begun operating in Russia.

SOLID RESULTS AND SIGNIFICANT DEBT REDUCTION

Gross profit has increased by 10.5% over the previous year to reach € 1,948.0 million, representing 24.5% of sales.

EBITDA (operating income before depreciation) stands at € 452.2 million. Net operating income has declined by only 3.4% to stand at € 400.1 million, being 5.0% of sales. This performance is largely due to corrective measures implemented with effect from the first quarter of 2001, as well as tight management of gross profit which, on a like for like basis, has increased by 0.2 point.

REXEL has implemented a very strict cost control programme, which has resulted in external costs remaining stable despite adverse conditions, as well as a significant reduction in the number of employees, particularly in the US. At the end of 2001, staff numbers at the Group level were down 6% on a like for like basis.

Net financial result represents a net expense of € 107.4 million compared with € 77.4 million in 2000. This increase is due to the cost of funding the acquisitions made since the second half of 2000.

Net non-recurring result represents a net expense of € 11.4 million (€ 15.2 million in 2000).

Net income before goodwill amortisation stands at € 215.6 million, down just 1.1% on the previous year (€ 217.9 million), whilst net income, REXEL share, stands at € 179.5 million, down 7.3% on the previous year (€ 193.6 million).

Debt reduction as a result of the cash-flow generated by operations, good control of working capital requirements, and the sale of Westburne's non-electrical operations in North America, has strengthen the Group's capital structure. Total shareholders' funds have increased to € 1,343.4 million from € 1,213.2 million at 31 December 2000. The Group's debt/equity ratio has shown a substantial improvement, down from 1.20 at the end of 2000 to 0.85 at 31 December 2001.

DIVIDEND LEVEL IS MAINTAINED

A resolution will be put to the Annual General Meeting to be held in Paris on Monday 13 May at 10am, to declare a net dividend of € 2.22 with a tax credit of € 0.19, being a gross dividend of € 2.41, thus maintaining the dividend at the same level as that of the previous year.

OUTLOOK FOR 2002

REXEL starts 2002 with a better cost basis and will continue its programme of expense control and organisational restructuring whilst at the same time speeding up the development of those tools (marketing, information systems and logistics) which will play a decisive role in the Group's future performance. The Group will expand the application of its commercial strategy which is essential for further development of the business. REXEL will thus be well positioned to fully benefit from any upturn in the economic situation and to continue its aggressive strategy.

REXEL, a subsidiary of PINAULT-PRINTEMPS-REDOUTE Group, is the world leader in the distribution of electrical parts and supplies. Through its network of more than 1,900 branches, the group is active in 33 countries and employs 25,000 people.

Press relations:	Valérie NOWAK	☎ 33 1 42 85 59 89
Analyst/investor relations:	Jean-Philippe FACQUES	☎ 33 1 42 85 57 61

Appendix B

PINAULT
PRINTEMPS-REDOUTE

Paris, March 7 2002

Press release

2001 results:
Group earnings hold up extremely well despite the sharp economic downturn

- Sales: ↗ +12.3%
- Operating income: ↗ + 4.8%
- Net income Group share before amortisation of goodwill: ↗ +1.4%

The Supervisory Board of Pinault-Printemps-Redoute, chaired by Mrs. Patricia Barbizet, met on March 6, 2002 to review the Group's audited financial statements for the year ended December 31, 2001, as approved by the Management Board.

In euro million	*31/12/2001*	*31/12/2000*	*Change*
Sales	27,798.5	24,761.2	12.3%
Operating income	1,978.3	1,887.2	4.8%
Net income Group share before amortisation of goodwill	890.6	878.1	1.4%
Net income Group share after amortisation of goodwill	752.7	767.0	-1.9%
Diluted earnings per share before goodwill (euros)	7.31	7.27	0.6%
Dividend (euros)	2.30 *	2.18	5.5%
Net cash from operating activities	1,657.3	1,017.5	62.9%
Net operating investments	(606.8)	(650.5)	-6.7%
Net financial investments	(1,819.3)	(2,973.5)	-38.8%
Consolidated shareholders' equity (1)	8,560.0	7,379.4	16.0%
Net financial debt	6,418.8	5,487.2	17.0%
Financing of customer loans	5,421.7	5,245.2	3.4%

(1) Including shareholders' equity Group share 5,692.1 4,357.9 30.6%
** Subject to approval by the Annual General Meeting on May 21, 2002*

Satisfactory commercial performance

Pinault-Printemps-Redoute sales rose to 27,798.5 million euros in 2001, up 12.3% over the previous year. The increase in sales reflects the capacity of the Group's businesses to withstand the economic downturn, particularly in the United States and in the luxury goods sector. It also takes into account external growth transactions completed in 2000 and 2001, mainly in the Retail and Business-to-Business divisions.

On a comparable structure and constant exchange rates, Group sales rose by 2.6%. With the exception of the Business-to-Business division, where Rexel in particular was severely hit by the recession in North America, the Divisions posted a further rise in sales on a comparable basis. Excluding North America, the Group's business was up 5.5% on a comparable basis, reflecting the Group's robust performance against a backdrop of slower economic growth.

Sales growth includes the net positive impact of external growth transactions totalling 2,343.3 million euros. Within the Business-to-Business division, this mainly reflects the impact on a full year basis of external growth transactions completed in 2000 by Rexel (Westburne) and, to a lesser extent, by Guilbert (BCOP's European business). Within the Retail Division, this stems from acquisitions completed by Conforama, mainly Emmezeta in Italy. In the Luxury division, this includes the consolidation on a full year basis of acquisitions completed in 2000 (Yves Saint Laurent and Boucheron) and, to a lesser extent, transactions completed in 2001 (Balenciaga, Bottega Veneta, Bédat & Co, Di Modolo).

Group sales rose by 7.2% in France and by 16.8% internationally. Sales outside France currently accounts for 54.7% of Group sales, and were up 2.2 basis points over 2000 and 7.9 basis points over 1999.

Earnings hold up in a difficult economic environment

Group operating income rose to 1,978.3 million euros in 2001, up 4.8% despite a sharp downturn in North America. The recession in the United States, which deepened after the tragic events of September 11, 2001, led, at a constant exchange rate, to a 94.4 million euro decline in operating income on the American continent, representing a 28.6% decline. Excluding the American continent, operating income was up 11%.

The Group posted a 7.1% operating margin in 2001, versus 7.6% in 2000. Excluding Americas, the operating margin in 2001 was 8%, as in 2000.

The change in the Group's operating income reflects major changes arising from developments in the Retail and Luxury Goods divisions, as a result of implementation of the Gucci group multi-brand strategy. Total development costs reached 126.4 million euros in 2001, versus 52.6 million euros in 2000. Development costs accounted for 6.4% of operating income in 2001, versus 2.8% in 2000.

Group net interest expense rose to 417.8 million euros, up 59.2% over 2000. This is mainly due to the full year effect of acquisitions completed in the second half of 2000 as well as 2001 (Emmezeta, the Group's purchase of additional Gucci shares).

Prior to the amortisation of goodwill, net income for the Group reached 890.6 million euros in 2001, up 1.4% over 2000.

After amortisation of goodwill, 2001 net income Group share was 752.7 million euros, representing a moderate decline of 1.9% versus 2000.

Before amortisation of goodwill, diluted earnings per share was 7.31 euros, up 0.6%, compared to the prior year.

Financial strength

Net cash from operating activities was up 62.9% in 2001, as a result of virtual stability in the cash flow (-3.2%), lower working capital requirements excluding Credit and Financial Services and a small rise in customer loans.

This major increase in net cash from operating activities produced a free operating cash flow of 1,050.5 million euros in 2001, up 186.2%.

Operating investments net of disposals stood at 606.8 million euros in 2001. Regarding gross operating investments, the main items were as follows: innovation and store openings accounted for 269 million euros versus 122 million euros in 2000, logistics and IT investments represented 213 million euros and refurbishment and renovation accounted for 197 million euros.

The Group's purchase of additional Gucci shares accounted for 896 million euros of net financial investments, with the balance divided between acquisitions in the Luxury Goods division and, to a lesser extent, in the Retail and Business-to-Business divisions.

At 31 December 2001, consolidated shareholders' equity stood at 8,560 million euros, of which 5,692 million euros represented shareholders' equity Group share. Consolidated shareholders' equity was up 16% over the end of 2000. Shareholders' equity Group share rose by 30.6% during the year.

The debt-to-equity ratio stood at 75% at 31 December 2001, versus 74% at 31 December 2000.

Group net financial debt stands at 6,418.8 million euros. The increase mainly reflects the impact of the buyback of additional Gucci shares, other financial investments (Emmezeta and acquisitions by the Luxury goods division in 2001) and the extraordinary dividend payment by Gucci in December 2001.

2001 highlights

In January 2001, the buyback of CARDIF's stake in Finaref Vie and Finaref Risques Divers provided Finaref with a vehicle for self-sustained development in the insurance industry.

In February 2001, the Gucci Group acquired a 66.67% stake in Bottega Veneta, an Italian brand in the luxury leather goods sector.

In April 2001, Conforama completed its acquisition of a 60% stake in the Emmezeta group, the second largest specialised distributor of household goods in Italy.

In April 2001, the Gucci group signed an agreement with Stella McCartney in order to develop this luxury brand specialised in ready-to-wear apparel and women's accessories on a global basis.

In July 2001, the Gucci group acquired 91% of Balenciaga, a world-reputed brand of perfume, ready-to-wear articles and luxury accessories.

In September 2001, Finaref signed an agreement with Cetelem enabling the Group, in September 2002, to take over the distribution and management of store cards and Conforama loans from Facet, as well as the development of international credit activities globally, through the establishment of joint-ventures in Italy, Spain and Portugal.

In September 2001, Pinault-Printemps-Redoute signed a tripartite agreement with Gucci and LVMH enabling it to raise its stake in Gucci to 53.2%. This agreement firmly established Pinault-Printemps-Redoute's presence in the luxury goods industry.

In November 2001, Pinault-Printemps-Redoute launched a €1.38 billion issue of bonds convertible/exchangeable into new or existing shares (OCEANE). Conversion of the OCEANE bonds, mainly by Artémis, bolstered the Group's shareholder equity.

In December 2001, the signing of an agreement with ABN Amro, the Dutch bank, led to the establishment of Banque Finaref-ABN Amro, specialising in savings and investment products for retail customers.

Post-year end event

Following the acquisition of a 60% stake in the Italian group Emmezeta, Conforama finalised payment of the remaining 40% in January 2002. This confirms Conforama's strategy to become a leader in a highly promising market such as Italy.

Dividend rises by 5.5%

At the Annual General Meeting on May 21, 2002, the Supervisory Board will recommend a 5.5% increase in the dividend to 2.30 euros per share. Shareholders will be entitled to a tax credit under the provisions of current tax regulation. After approval by the Annual Shareholder General Meeting, dividend payment will be made on June 7, 2002.

Parent company results

The parent company's income before tax and exceptional items amounted to € 52.9 million in 2001, compared to € 55.4 million in 2000. Net income was € 162.0 million in 2001, versus € 155.3 million in 2000.

Outlook

In his comments on the Group's 2001 results, Serge Weinberg, Chairman of Pinault-Printemps-Redoute's Management Board, made the following statement: *« Since the first half of 2001, we have taken appropriate measures to weather the economic slowdown in the United States as well as in Europe. Although year-end results were lower than anticipated, we have entered 2002 with a much improved cost structure ».*

We have made conservative assumptions for 2002; nevertheless, I am optimistic regarding our prospects in view of our overall efforts, current reorganisation and investments for the future, all the more since any economic upturn will have a very positive impact on our results. Furthermore, I am confident in the Group's capacity to substantially improve profitability.»

t

Pinault-Printemps-Redoute is the European leading multi-specialist distribution group and a major player in Luxury Goods with four divisions:
Retail, Luxury Goods, Business-to-Business, and Credit and Financial Services. The Group is committed to organically growing its business, which includes leading brands Gucci, Yves Saint Laurent, Fnac, Conforama, Rexel, and Guilbert, among others. Pinault-Printemps-Redoute is a global company, operating in 65 countries across five continents and generating more than half of its sales outside of France.

Pinault-Printemps-Redoute trades on the Euronext Paris under the symbol "PP" (12148).

CONTACTS

- Analysts : David Newhouse (PPR) +33 1.44.90.63.23
  Alexandre de Brettes (PPR) : +33 1.4 44.90.61.49

- Press : Laetitia Olivier (PPR) +33 1.44.90.63.80
  Taylor Rafferty Londres : Matthew Nardella : +44 207 936 0400
  Taylor Rafferty New York : Colin Pritchard : +1 212 889 4350
  E-mail : ppr@taylor-rafferty.com

- From 2.00pm onwards, you will be able to listen to the analysts meeting chaired by Serge Weinberg at 10.30 by calling the following number : *44 208 288 4459*
  - ⇨ ***Access code for the French version : 672 142***
  - ⇨ ***Access code for the English version : 672 122***
- Replay of the analysts meeting on PPR web site from 17.00 pm :

www.pprgroup.com

CONSOLIDATED INCOME STATEMENT

For the years ended December 31, 2001, 2000 and 1999

(in million of euros)	*2001*	*2000*	*1999* New Standards*	*1999* Published
Net sales	*27 798,5*	*24 761,2*	*19 529,3*	*18 911,6*
Cost of sales	(17 170,8)	(15 173,8)	(12 123,6)	(12 106,0)
Gross margin	*10 627,7*	*9 587,4*	*7 405,7*	*6 805,6*
Payroll expenses	(3 754,1)	(3 351,3)	(2 632,2)	(2 544,2)
Other operating expenses and income	(4 895,3)	(4 348,9)	(3 294,3)	(3 056,7)
Operating income	*1 978,3*	*1 887,2*	*1 479,2*	*1 204,7*
IT				
Net financial expenses	*(417,8)*	*(262,4)*	*(155,0)*	*(64,5)*
Income from ordinary activities before taxes	*1 560,5*	*1 624,8*	*1 324,2*	*1 140,2*
Non-recurring items	*(33,0)*	*(27,0)*	*(34,6)*	*(26,7)*
Income taxes	(291,7)	(359,3)	(331,3)	(268,0)
Employee Profit-sharing	0,0	0,0	0,0	(44,2)
Net income of consolidated companies	*1 235,8*	*1 238,5*	*958,3*	*801,3*
Share in earnings of equity affiliates	*6,6*	*6,3*	*5,0*	*138,3*
Amortization of goodwill	(149,0)	(118,6)	(97,1)	(89,6)
Net income before minority interests	*1 093,4*	*1 126,2*	*866,2*	*850,0*
Minority interests	340,7	359,2	237,7	224,3
Attributable net income	*752,7*	*767,0*	*628,5*	*625,7*
Earnings per share (in euros)	*6,32*	*6,46*	*5,32*	*5,30*
Fully diluted earnings per share (in euros)	*6,21*	*6,37*	*5,30*	*5,27*

inan ial statements restated in a rdan e ith r le n the ren h C mit de la glementati n C m ta le

Consolidated balance sheet

As at December 31, 2001, 2000 and 1999

Assets

(in million of euros)	*2001*	*2000*	*1999* New Standards *	*1999* Published
Fixed assets				
Goodwill	5 291,9	4 411,7	3 242,6	3 068,8
Other intangible assets	6 496,1	5 212,4	3 609,7	3 594,3
Property, plant and equipment	2 669,7	2 308,1	1 924,0	1 662,2
Long-term investments				
Investments in equity affiliates	76,6	36,9	41,1	551,1
Non consolidated investments	151,9	257,6	94,7	98,3
Other investments (1)	453,5	336,6	237,7	155,8
	682,0	631,1	373,5	805,2
Total fixed assets	*15 139,7*	*12 563,3*	*9 149,8*	*9 130,5*
Current assets				
Inventories and work-in-progress	3 822,6	3 659,5	2 942,9	2 924,7
Operating receivables (2)	3 778,8	3 938,5	3 398,7	3 326,9
Customer loans (2)	5 440,1	5 413,3	5 311,5	-
Non-operating receivables (2)	1 088,8	915,3	586,9	643,5
Cash and cash equivalents	5 709,2	5 219,6	4 937,5	4 348,8
Total current assets	*19 839,5*	*19 146,2*	*17 177,5*	*11 243,9*
Total assets	***34 979,2***	***31 709,5***	***26 327,3***	***20 374,4***
(1) Including due within less than one year :	276,3	211,3	80,5	39,5
(2) Including due after more than one year :	2 053,9	2 002,0	1 896,2	92,4

inan ial statements restated in a rdan e ith r le n the ren h C mit de la glementati n C m ta le

Consolidated balance sheet

As at December 31, 2001, 2000, and 1999

Liabilities and shareholders' equity

(in million of euros)	*2001*	*2000*	*1999* New Standards*	*1999* Published
Shareholders' equity				
Share capital	489,6	362,2	363,4	363,4
Additional paid-in capital	1 787,9	1 299,8	1 439,4	1 439,4
Cumulative translation adjustments	838,3	504,6	253,1	253,2
Consolidated reserves	1 823,6	1 424,3	906,0	1 033,9
Attributable net income for the year	752,7	767,0	628,5	625,7
Shareholders' equity - Group share	*5 692,1*	*4 357,9*	*3 590,4*	*3 715,6*
Minority interests	2 867,9	3 021,5	2 707,5	2 639,5
Consolidated shareholders' equity	*8 560,0*	*7 379,4*	*6 297,9*	*6 355,1*
Reserves for contingencies				
Retirement and related commitments (1)	149,4	148,8	106,6	101,8
Other contingencies (1)	660,4	659,3	749,7	533,7
	809,8	808,1	856,3	635,5
Liabilities				
Net borrowings excluding customers loans	12 128,0	10 706,8	7 979,2	7 780,2
Financing of customer loans	5 421,7	5 245,2	4 604,3	0,0
Total (2)	17 549,7	15 952,0	12 583,5	7 780,2
Operating payables (3)	6 607,3	6 190,4	5 034,3	4 917,1
Customer deposits (3)	18,4	168,1	707,2	-
Non-operating payables (3)	1 434,0	1 211,5	848,1	686,5
	25 609,4	23 522,0	19 173,1	13 383,8
Total liabilities and shareholders' equity	*34 979,2*	*31 709,5*	*26 327,3*	*20 374,4*
(1) Including due within less than one year :	344,2	243,6	276,1	191,9
(2) Including due within less than one year :	8 947,9	8 345,2	6 764,3	3 816,1
(3) Including due after more than one year :	139,0	275,0	332,5	143,5

inan ial statements restated in a rdan e ith r le n the ren h C mit de la glementati n C m ta le

CONSOLIDATED CASH FLOW STATEMENT

For the years ended December 31, 2001, 2000, and 1999

(in million of euros)	*2001*	*2000*	*1999* New Standards*	*1999* Published
Net income of consolidated companies	1 235,8	1 238,5	958,3	801,3
Dividends received from equity affiliates	6,6	3,8	3,5	248,2
Other non cash movements	205,5	253,5	245,6	217,8
Net cash from operating activities before changes in working capital	*1 447,9*	*1 495,8*	*1 207,4*	*1 267,3*
Changes in working capital	*360,9*	*(173,6)*	*(0,2)*	*39,0*
Changes in customer loans	*(151,5)*	*(304,7)*	*(516,5)*	*0,0*
Net cash from operating activities	*1 657,3*	*1 017,5*	*690,7*	*1 306,3*
Acquisitions of tangible and intangible assets	(872,7)	(731,9)	(557,8)	(531,3)
Disposals of tangible and intangible assets	265,9	81,4	43,9	43,9
Net operating investments	*(606,8)*	*(650,5)*	*(513,9)*	*(487,4)*
Net financial investments	(1 819,3)	(2 973,5)	(523,5)	(1 027,8)
Net cash used by investing activities	*(2 426,1)*	*(3 624,0)*	*(1 037,4)*	*(1 515,2)*
Changes in borrowings	1 226,4	2 716,6	4 451,3	3 598,1
Capital increase	503,3	185,4	59,9	59,9
Dividends paid by Pinault-Printemps-Redoute, parent company	(254,3)	(209,0)	(168,3)	(168,3)
Dividends paid to minority interests	(393,1)	(68,6)	(61,1)	(55,9)
Net cash from financing activities	*1 082,3*	*2 624,4*	*4 281,8*	*3 433,8*
Effect of exchange rate changes on cash and cash equivalents	176,1	264,2	256,2	256,5
Net increase in cash and cash equivalents	***489,6***	***282,1***	***4 191,3***	***3 481,4***
Cash and cash equivalents at beginning of the year	*5 219,6*	*4 937,5*	*867,4*	*867,4*
Effect on opening 1999 of the new consolidation standards			*(121,2)*	
Cash and cash equivalents at end of the year	*5 709,2*	*5 219,6*	*4 937,5*	*4 348,8*

inan ial statements restated in a rdan e ith r le n the ren h C mit de la glementati n C m ta le

INFORMATION BY DIVISION

(in million of euros)	Retail	Luxury Goods	Business to Business	Financial Services	Others	Eliminations	*CONSOLIDATED TOTAL*
2001							
Net Sales	11 953,1	2 541,6	12 519,9	799,8	23,6	(39,5)	*27 798,5*
Operating income	590,5	403,3	712,7	271,2	0,6		*1 978,3*
Operating cash flow	817,2	511,3	792,2	308,2	4,8		*2 433,7*
Net operating investments	(324,0)	(326,6)	(31,2)	(24,2)	99,2		*(606,8)*
Operating fixed assets	5 252,9	5 179,3	3 784,2	218,8	42,9	(20,4)	*14 457,7*
Operating working capital	(411,7)	519,8	947,8	(31,3)	(9,8)	(20,7)	*994,1*
Customer loans net of deposits				5 421,7			*5 421,7*
Average number of employees	50 677	9 482	45 998	1 202	212		*107 571*
2000							
Net Sales	10 771,4	2 210,1	11 056,3	741,1	22,0	(39,7)	*24 761,2*
Operating income	562,2	419,4	677,9	240,2	(12,5)		*1 887,2*
Operating cash flow	747,8	484,2	779,9	263,3	(5,1)		*2 270,1*
Net operating investments	(294,9)	(193,2)	(148,5)	(4,3)	(9,6)		*(650,5)*
Operating fixed assets	4 245,0	3 668,2	3 658,8	250,8	130,1	(20,7)	*11 932,2*
Operating working capital	(133,6)	329,7	1 224,6	(20,9)	6,6	1,2	*1 407,6*
Customer loans net of deposits				5 245,2			*5 245,2*
Average number of employees	46 510	7 531	41 867	1 284	202		*97 394*
1999 New Standards *							
Net Sales	9 363,3	785,3	8 741,2	662,2	7,5	(30,2)	*19 529,3*
Operating income	491,0	173,9	590,6	223,3	0,4		*1 479,2*
Operating cash flow	629,3	199,6	682,4	259,6	6,7		*1 777,6*
Net operating investments	(326,9)	(67,4)	(106,1)	(9,6)	(3,9)		*(513,9)*
Operating fixed assets	4 031,0	1 967,7	2 389,5	281,0	128,3	(21,2)	*8 776,3*
Operating working capital	(261,6)	202,5	1 395,5	(13,4)	(6,2)	(9,4)	*1 307,4*
Customer loans net of deposits				4 604,3			*4 604,3*
Average number of employees	43 039	2 210	33 160	890	131		*79 430*

(*) 1999 financial statements restated in accordance with rule n° 99-02 of the French "Comité de la Réglementation Comptable"

INFORMATION BY GEOGRAPHIC AREA

The following information is based on the countries in which fully consolidated companies are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location

(in million of euros)	France	Europe	Americas	Africa	Oceania	Asia	*CONSOLIDATED TOTAL*
2001							
Net sales (1)	12 598,6	6 613,2	5 900,3	1 151,4	601,9	933,1	*27 798,5*
Operating income	928,8	433,5	235,8	91,3	35,3	253,6	*1 978,3*
Operating fixed assets	5 894,1	5 791,7	2 369,1	114,4	145,9	142,5	*14 457,7*
Average number of employees	53 340	25 624	16 123	7 863	2 211	2 410	*107 571*
2000							
Net sales (1)	11 751,1	5 563,0	5 085,4	982,2	611,0	768,5	*24 761,2*
Operating income	888,0	374,7	320,8	79,3	40,1	184,3	*1 887,2*
Operating fixed assets	4 742,2	4 201,0	2 401,1	110,7	156,4	320,8	*11 932,2*
Average number of employees	50 378	20 699	14 203	7 825	2 149	2 140	*97 394*
1999 New Standards*							
Net sales (1)	10 387,1	4 346,0	3 170,9	783,8	522,9	318,6	*19 529,3*
Operating income	828,6	296,5	176,5	63,4	35,4	78,8	*1 479,2*
Operating fixed assets	3 972,2	3 096,5	1 419,3	67,7	143,8	76,8	*8 776,3*
Average number of employees	43 888	16 961	10 346	5 297	2 031	907,0	*79 430*

(1) Exports from France to Africa and the French overseas departments and territories, totalling € 456,3 million in 2001, € 419.7 million in 2000 and € 358.4 million in 1999, have been eliminated from the "France" column.

(*) 1999 financial statements restated in accordance with rule n° 99-02 of the French "Comité de la Réglementation Comptable"

Appendix C

PINAULT PRINTEMPS-REDOUTE

Presentation of 2001 results

Summary

Introduction
SERGE WEINBERG

- **2001 : 3 reasons for satisfaction in a difficult year**
  - Good resistance despite the sharp economic downturn
  - Gucci agreement
  - Bolstering the capital structure (OCEANE)

Analysis of 2001 sales

2001 sales by activity



Business to Business 45.0%
Luxury Goods 9.1%
Retail 42.9%
Others 0.1%
Credit and Financial Services 2.9%

2001 sales by geographic area



Americas 21.2%
Europe Excl. France 23.8%
Africa 4.1%
Asia - Pacific 5.6%
France 45.3%

Analysis of 2001 sales

Breakdown by distribution channel


Stores
31.2%
Home shopping
18.6%
Others
4.7%
Credit and
Financial
Services
2.9%
Business to
Business
42.6%

Breakdown by product family


Others
17.2%
Personal
accessories
23.8%
Business to
Business
equipement
32.5%
Household
equipement
26.5%

2001 consolidated financial statements

Patrice Marteau
CFO

2001 consolidated key figures

(In □ million)

Sales	27 798.5	+12.3%
Operating income	1 978.3	+4.8%
Attributable net income before amortization of goodwill	890.6	+1.4%
Attributable net income after amortization of goodwill	752.7	-1.9%
Net diluted earnings per share before amortization of goodwill (in €uros)	7.31	+0.6%

Impact of North America



+4.1%
1 900.6
1 978.3
7.7%
7.1%
2000*
2001
Group
-28.6%
-94 M€
330.2
235.8
6.4%
4%
2000*
2001
North America
+11%
1 570.4
1 742.5
8%
8%
2000*
2001
Excl. North America

Operating income (in M€ and as a % of sales)

* 2001 rates

Impact of commercial developments



126.4
+140.3%
New brands of the Gucci Group
Distribution
52.6
3.5
88.1
6.4%
2.8%
49.1
38.3
2000
2001

Development costs (in M□ and as a % of operating income)

A net financial charge (-□ 418 M) resulting from external growth

- **2001**
  - Payment of 60% of Emmezeta by Conforama
  - Acquisition of 8.6 million Gucci shares

□ 1.8 bn in net financial investments

- **2000**
  - Delayed effect of acquisitions in the Business-to-Business division

□ 3 bn in net financial investments

Stability in non-recurring items

(In Euro million)	**2001**	**2000**
Disposals	79.8	23.9
Restructuring costs	(72.9)	(42.7)
Litigation and disputes	(12.9)	(6.4)
Other	(27.0)	(1.8)
Total	**(33.0)**	**(27.0)**

Optimisation of tax

(In □uro million)	**2001**	**2000**
Earnings before tax	1 527.5	1 597.8
Total tax expense	(291.7)	(359.3)
Effective tax rate	*19.1%*	*22.5%*

Growth in income and dividend per share



+0.6%
7.27
7.31
2.18
2.3 *
+5.5%
(In uro)
Diluted EPS before amortization of goodwill
Dividend
2000
2001

* *subject to approval by the General Meeting of shareholders on May 21, 2002*

Bolstering the Group's balance sheet

(In uro million)	2001	2000	Var.
Fixed assets	15 140	12 563	+ 20.5%
Net working capital - Distribution	649	1 111	- 41.6%
Consolidated shareholders' equity	8 560	7 379	+ 16.0%
Reserves for contingencies	810	808	+ 0.2%
Net financial debt	6 419	5 487	+ 17.0%
Financing of customer loans	5 422	5 245	+ 3.4%

Sharp reduction in Distribution net working capital

(In □uro million)

as a % of sales*



1 111
-41.6%
649
4.6%
2.4%
2000
2001

* Excluding Credit and Financial Services

Net debt and accounts receivable



5 487
2 497
6 419
2 380
2000
2001
(In €uro million)
Net financial debt (end of period)
Accounts receivable

Accounts receivable = 37% of net financial debt in 2001

Complementary information

- No use of non-consolidated structure to carry debt
- Securitization (100% non recourse) : 1.1 billion of uros
- Pluriannual rent commitments mentioned in the Notes to the accounts : 2.2 billions of uros
- Gucci undertaking (2004)

Statement of cash flow

(In €uro million)	**2001**
Net cash from operating activities before changes in working capital	**1 447.9**
Changes in working capital	360.9
Change in customer loans	(151.5)
Net cash from operating activities	**1 657.3**
Net operating investments	(606.8)
Net financial investments	(1 819.3)
Net cash used by investing activities	**(2 426.1)**
Changes in borrowings	1 226.4
Capital increase	503.3
Dividends paid by Pinault-Printemps-Redoute, Parent Company	(254.3)
Dividends paid to minority interests	(393.1)
Net cash from financing activities	**1 082.3**
Effect of exchange rate changes on cash equivalents	176.1
Net increase in cash and cash equivalents	**489.6**
Cash and cash equivalents at beginning of the year	**5 219.6**
Cash and equivalents at end of the year	**5 709.2**

Solid financial ratios

As of December 31, 2001	PPR	Sector*
Operating income / Net financial expenses	4.7	4.9
Net debt / EBITDA	2.7	2.2
Net financial debt / Shareholder's equity	0.75	0.98

** 2001 estimates CAI Cheuvreux (February 2002) for Ahold, Carrefour, Hagemeyer, Karstadt Quelle, Kingfisher, Metro*

Retail Division

Thierry Falque-Pierrotin
Chairman and CEO of Redcats

CONFORAMA

Le pays où la vie est moins chère



fnac
.com

PRINTEMPS



REDCATS

Operating performance in the Retail division

- **Continued profitable growth at Printemps and Conforama:**
  - Printemps operating income: 36.9 million □uros (4.2% of sales)
  - Conforama operating income: 254 million □uros (8.8% of sales)
- **Resumption of profitable growth at Fnac**
  - Operating income: 119.2 million □uros (3.6% of sales)
- **Decline at Redcats, due to Brylane and Redoute France**
  - Operating income: 183.9 million □uros (3.8% of sales)

Market share gains in France and internationally in 2001

Sector	Company	Growth difference with the market (in points of %)
Textile	Printemps	1.5
Home shopping	Redcats	0.8
Furniture	Conforama	4,9
Brown goods	Conforama / Redcats / Fnac	6.1
	Conforama / Redcats / Fnac Spain	7.7
	Conforama Switzerland	20.3
White goods	Conforama	-3.3
	Conforama Switzerland	11.1
Music	Fnac	- 4.7
	Fnac Spain	5.4
PCs	Conforama / Fnac	11.0
Video films	Fnac	10.8
Books	Fnac	4.1
	Fnac Spain	14.6
Photo	Fnac Spain	11.0

Continued international development

20.1% increase in international sales at the Retail division

International sales represent 36.5% of total sales

- **Conforama (31% of international sales)**
  - Emmezeta successfully integrated
  - New stores opened (Poland, Switzerland)

- **Redcats (59% of international sales)**
  - Internationalisation of French brands
    - Redoute internationally
    - VertBaudet and Daxon

- **Fnac (21% of store sales outside France)**
  - Continued densification of the international network (Spain, Italy, Brazil, Taiwan)

Increased momentum of e-commerce

Strong growth of e-commerce in the Retail division

299.8 million euros, +148%

2.5% of the Division's sales

- **Fnac**
  - Strengthened leadership
  - Launch of surcouf.com

- **Redcats**
  - Sales multiplied by 2.5: 5.4% of Redcats' total sales
  - Gradual change in the business model

Continued improvement in operational efficiency

- **Printemps**
  - Purchasing reorganised under 5 markets
  - Operational merger of Citadium and Made in Sport
- **Conforama**
  - Launch of the international purchasing office
- **Redcats**
  - Brylane reorganised into three markets
  - Opening of a purchasing office in India
- **Fnac**
  - Improving performance of the most mature countries
  - Stronger operational efficiency in France

Strenghtened inter-company synergies

- **Major increase in inter-operability of store cards**
- **Rapid development of Kadéos gift vouchers**
  - 224 million □uros, + 10.3%
- **Operational launch of PPR Purchasing**
  - Total amount of purchases: 2 billion □uros
  - Brown, white and grey goods

Luxury floor
at Printemps Haussmann




Votre appartement:
49 m²
entièrement équipés

Model apartment
Bondy Conforama

Luxury Goods Division

Domenico De Sole

Chairman & CEO of Gucci

GUCCI

BOUCHERON
PARIS





Stella McCartney

sergio rossi

BALENCIAGA

ALEXANDER McQUEEN

BOTTEGA VENETA

IMPORTANT NOTICE

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements of projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2000, as amended, filed with the U.S. Securities and Exchange Commission.

Gucci Group - PPR

- **Gucci Group ownership**
  - 53% PPR*, 47% independent shareholders
  - The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange

- **Gucci Group corporate governance**
  - Supervisory Board :
    - 4 independent directors
    - 4 PPR-nominated directors
  - Managing directors : nominated by independent directors

- **Protection of minority shareholders in case of conflict of interest**

* Currently

GUCCI GROUP RESULTS

- **12' month results ended October 31, 2001**
  Gucci Group 12-month results ending Oct. 31, 2001 are consolidated into PPR 12-month results ending Dec. 31, 2001.

- **12' month results ended January 31, 2002**

Publication Date	March 21, 2002	
2001 Full Year Guidance*	Group Revenues	Approx. US$ 2.3 bn
	Gucci Division EBITA** Margin	Approx. 29%
	Earnings per Share	US$ 2.60 - US$ 3.00
2001 4th Quarter	Blackout ***	

* *Published December 18, 2001: Gucci Group press release for third quarter results ended October 31, 2001.*
** *Earnings before interest, taxes and goodwill and trademark amortization*
*** *Gucci Group will not comment on 4th quarter 2001 results before the announcement date of March 21, 2002.*

YVES SAINT LAURENT

rive gauche

STRATEGY

- **OBJECTIVE** To reposition Yves Saint Laurent among the leading names of the luxury industry by applying a business model based on a clear and consistent brand positioning and full control over image, design, production and distribution

- **MEANS**

Management Created a new design team under the leadership of Tom Ford
Put in place a new management team

Brand Image Completely re-launch brand with new image and product collections by Tom Ford
Invest significantly in communication and develop focused editorial strategy

Merchandise Concentrate brand exclusively on *Rive Gauche* line, eliminating diffusion lines
Develop accessories to complement ready-to-wear activity

Control Create new business model based on direct control of distribution and production
Rapidly terminate image-damaging license contracts

Distribution Roll-out new store concept
Open and expand new directly-operated stores in all major markets
Develop points-of sales in leading department & specialty stores

DISTRIBUTION

➢ RETAIL

Store openings, expansions and re-modeling

	US	Europe	Asia
2001	Costa Mesa Houston New York	London (Sloane St.) Berlin	Hong Kong Sydney Tokyo Aoyama
2002	San Fransisco Bal Harbour	London (Bond St.) Milan	Taipei Kyoto



DOS Network
janv-00
15
janv-01
27
janv-02
41
janv-03
55*

** Approximate*

➢ WHOLESALE

- Focused complementary distribution in department stores in Europe and the United States
- Hard shop-in-shop format for all large specialty stores (e.g. Neiman Marcus and Saks Fifth Avenue)

YVES SAINT LAURENT rive gauche

Editorial

Coverage received in 2001

➢ Magazine Covers	44
➢ Fashion & Editorial Feature Stories	86
➢ Product Editorial Pages	2,292

RESULTS

- **TOM FORD**

  CDFA "Designer of the Year" for the YSL 2001 F/W collection

  TIME Magazine "Designer of the Year" in July 2001

  FEC (Fashion Editor's Club - Japan) "Designer of the Year" in November 2001

- **FASHION SHOW: Spring/Summer 2001 (presented October 2001)**

  "Ford in just three seasons, has cracked Saint Laurent…he can turn the name from a personal artistic expression into a brand identity. And Ford has done it by applying the same tactics he used at Gucci: strike and move on."

  Suzy Menkes, International Herald Tribune, October 12, 2001

- **ACCESSORIES: Mombasa Bag**

  "We sold 80% of our order in the first week."

  Ronald Frasch, CEO Bergdorf Goodman, Business Week, January 28, 2002

***RIVE GAUCHE* RETAIL SALES PERFORMANCE**

Third Quarter
+117%

November
+221%

December
+178%

January
+164%

February
+224%

YVES SAINT LAURENT rive gauche

FINANCIAL OBJECTIVES

➢ REVENUES

- High double digit growth per annum medium term

➢ OPERATING RESULTS*

- 2001 : losses $\leq$ US$ 75 million
- 2004 : profitability

* *Earnings before interest, taxes and goodwill and trademark amortization*

Business-to-Business division

Alain Redheuil
Chairman and CEO of Rexel

REXEL



CFAO



Pinault Bois & Matériaux



Guilbert

Operating performances in the B-to-B division

- **Good resistance of operating results at Rexel in an extremely difficult environment**
  - Operating income: 400.1 M□ (5% of sales)
- **Continued profitable growth at Pinault Bois & Matériaux**
  - Operating income: 70.5 M□ (5.5% of sales)
- **Recovery at Guilbert**
  - Operating income: 111 M□ (6.2% of sales)
- **Excellent performances at CFAO**
  - Operating income: 131.1 M□ (8.9% of sales)

Market share gains in France and internationally in 2001

Sector	Company	Growth difference with market (in points of %)
Electrical equipment	Rexel	0.2
Building material	Pinault Bois & Matériaux	8.1
Office supplies	Guilbert	-0.7
	Guilbert Spain	4.4

Improved customer service

- **Continued IT and logistical investments:**
  - Guilbert : successful establishment of SAP in France and expansion outside France
  - Pinault Bois & Matériaux : merger of organisational processes within the distribution business (ERP: Movex)
  - Rexel : continuation of major logistical and IT projects

Improved customer service

- **Optimisation of product range**
  - Consistent efforts at Guilbert, Pinault Bois & Matériaux and Rexel
  - Launch of a third business at CFAO : CFAO New Tech

- **Major expansion of in-house brands**
  (Niceday, Silverwood, Cerland, Citadel)

- **Development of a multi-channel approach**
  - Major growth of e-business at Guilbert: 7.5% of sales
  - Initial developments at Rexel

Expansion via selective external growth

- **Rexel**
  - Commerce, Ryall and Esco (United States)
  - Kontakt AG Systeme (Switzerland)


PINAULT

- **Pinault Bois & Matériaux**
  - Malet Matériaux group (France)

- **Guilbert**
  - Activities of Corporate Express (Netherlands)

- **CFAO**
  - Pharmaceuticals : creation of IBN Sina Laborex (Egypt)
  - Cars : acquisition of AFRIMA and AUTO-ONE (Congo)

Credit and Financial Services Division

Alain van Groenendael

Chairman & CEO of the Division

FINAREF

Finaref

The store card leader in France

- 8.5 million store cards
- An integrated customer information used for a targeted offer (credit, insurance, savings)
- Major plans for growth in the three activities, in France and abroad

Finaref

Multi-channel distribution

Physical Network

Outlets : 400
Finance corners : 14
Sales offices : 4

Electronic Channels

Interactive vocal server: 3.1 M
Minitel : 0.7 M
Internet : 1.2 M



Customer



Direct Marketing

Sales reports : 40 M
Mailings : 12 M

Call Centers

Inbound calls : 3 M
Outbound calls : 0.5 M

Consumer Credit: the core business

- **Loans outstanding: 5.9 billion □uros (up 4%)**
- **Inter-operability : 72 million □uros (up 47%)**
- **E-commerce**
  - 5 million contacts (up 19%)
  - 61% of loan applications
- **Launch of the Surcouf card: November 2001**
- **Major developments in 2002**
  - Takeover of the Conforama credit business
  - Opening of Finaref in Italy, Spain and Portugal

Insurance: profitable niche strategy

- **Total premiums received: 167 million €uro, up 9%**
- **Internalisation of management**
  - Insurance policy management taken over in January (welfare, life and non-life)
- **Expanding the range of welfare products**
  - 26,000 policies in 2001 (10,000 in 2000)
- **Introduction of «Cards and Goods» insurance**
  - 65,000 new policies in 2001

Savings: making the most of Finaref's assets

- December 2001: creation of the bank Finaref - ABN Amro
- Product range focused on savings targeting PPR customers
- Savings value chain


Product
Production
Distribution
Customers

ABN-Amro Bank	Finaref
• Brand equity • Ability to manage assets and create innovative savings products	• Customer base: 8.5 million card-holders • CRM Multi-tool approach • Multi-channel distribution

- To be launched in June 2002 with a target of 100,000 customers in 2 years

Strategy and outlook

Serge Weinberg

Chairman of the Management Board
Pinault-Printemps-Redoute

Building a specialized distribution Group



88-90
B to B
Pinault Bois & Matériaux
CFAO
REXEL
91-94
Retail
&
Financial
Services
CONFORAMA
Le pays où la vie est moins chère
PRINTEMPS
LA REDOUTE
fnac com
95-01
B to B
&
Retail
Guilbert
BRYLANE
ellos
99-01
Luxury
Goods
GUCCI
YSL
BOUCHERON
PARIS
BALENCIAGA

PPR : a track record of developer

Combining organic growth and acquisitions

- **Organic growth**
  - Fnac: sales multiplied by 2.3 since 1994

- **Organic and external growth**
  - Redcats
    - Acquisition of Empire, Ellos and Brylane
    - Internationalisation of the La Redoute catalog
  - Gucci : building of a multinational luxury goods group

- **External growth**
  - Rexel : 68 companies successfully consolidated since 1997

PPR: a track record of developer

The ability to combine growth and operating performance



CAGR
Printemps
+17.7%
8.5
36.9
1992
2001
Conforama
+18.8%
54
254
1992
2001
Redcats
+8.9%
85.2
183,9
1992
2001
Fnac
+23.4%
27.3
119,2
1994
2001

Published numbers excluding Fnac 1994 pro forma

Operating profit (€M) and operating profitability (as a % of sales)

PPR: a track record of developer

The ability to combine growth and operating performance

CAGR



Rexel
+12.8%
106
400.1
1990
2001
Guilbert
+13.1%
76.7
111
1998
2001



Pinault Bois & Matériaux
+21.5%
32.3
70.5
1997
2001




CFAO
+14.6%
29.3
131,1
1990
2001

Operating income published number (□M) and operating margin (as a % of sales)

PPR : a track record of developer

Operating margin

Printemps	4.2%
Galerie Lafayette and Nouvelles Galeries (2)	3.6%

Conforama	8.8%
Media-Mark/Planet Saturn (2)	2.8%
BUT (2)	12.0%

Redcats	3.8%
KarstadtQuelle *	2.1%
Spiegel (1)	0.5%

FINAREF (ROE)	32%
CCF (3)	28%
Cofidis (3)	27%

Groupe Gucci	15.9%
LVMH *	14.1%
Richemont *	15.4%
Hermès *	25.0%
Bulgari *	14.5%

Rexel	5.0%
Hagemayer (1)	3.8%
Wesco (1)	2.6%

Guilbert	6.2%
Office Depot (1)	3.2%
Staples *	4.6%
Burhmann *	4.0%

* Sources : PPR, IBES estimates
(1) Published 2001 sales
(2) Analysts estimates
(3) Source Eurostaff 2000

PPR: a track record of developer

Highly dynamic, unprecedented international growth

- 55% of sales outside France in 2001 versus 28% in 1995
- Local presence in over 65 countries
- Fnac: 18 new stores outlets established in 5 new countries between 1998 and 2001
- Conforama: 22 new stores, expansion in 3 new countries from 1998 to 2001
- Redcats: internationalization of catalogues
- Rexel : presence in 33 countries
- Gucci Group : internationalization of recently acquired brands (Yves Saint Laurent , Boucheron and Bottega Veneta)

PPR : a track record of developer

Case study : Fnac Spain



5.5%
5.4%
4.2%
2.8%
2.2%
1.7%
-4.4%
30.1
44.3
72.4
101.9
147
180.2
212.2
1
2
3
4
5
6
8
1994
1996
1997
1998
1999
2000
2001
Sales (in M)
Operating margin (in % of sales)
1 Number of stores

PPR : a track record of developer

Case study: Redoute outside France



350
300
250
200
150
100
50
0
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
-1,00%
-2,00%
210.2
241.4
276.3
312.6
6
8
8
8
0.3%
-0.9%
2.1%
4.2%
1998
1999
2000
2001
Sales (in M)
Operating margin (in % of sales)
1 Number of catalogues

Know-how in Distribution: Shared Expertise

Drivers of revenue growth: exchanging know-how

- **Management**
  - Mobility
    - France : 2,253 employees in the Group of which 278 moving from one company to the others (2000)
    - International : 300 managers (2001)
  - Univercité : 700 senior managers in 2001
  - Stock options : 850 in 2001
  - Training :2.5% of payroll expenses (2000)

Know-how in Distribution: Shared Expertise

Drivers of revenue growth: exchanging know-how

- **Marketing**
  - Increasing use of customer relationship / direct marketing
    - Decline in the weight of commercial investment excluding Luxury goods : 5.1% (5.6% in 2000)
    - Decline in the weight of customers reductions, discounts, rebates : 2.7% (3.2% in 2000)
  - Increasing use of multi-channel distribution
    - Internet 458 M[illegible], x 2.3
- **Product range**
  - Development of in-house brands
  - Expanded international sourcing

Know-how in Distribution: Shared Expertise

Cost drivers: bulk purchasing

- **Direct and indirect purchasing**
  - GNX
  - PPR Buy Co
  - PPR Purchasing
  - IT systems
  - Investments in logistics

« The PPR added value »

Constantly seeking to improve performance and profitability

- The Group moves into more profitable, higher growth sectors
- Strict requirements in terms of ROCE

Drivers of short and medium-term growth and profitability

- **Objective : improving operating margins**
  - France : profitability of the logistical investments in the supply chain
  - International : bolstering distribution networks
  - Electronic commerce (ex: fnac.com)
  - Controlling structural costs
  - Further synergies from new acquisitions (Westburne, Emmezeta…)

- **Objective : profitability of Yves Saint Laurent by 2004 and an improved return on the other luxury brands**

Drivers of short and medium-term growth and profitability

Improved profitability

	France	Excl. France
Fnac	4.6%	-1.0%
Redcats	2.7%	4.6%
Rexel	7.0%	4.4%
Guilbert	9.7%	3.2%

	France / Switz.	Excl. France / Switz.
Conforama	10.3%	6.3%

	Gucci division	Other brands
Gucci	29.5%	-12.4%

Stabilization of operating investments and peak development costs in 2001/2002

(In Euro million)	1999	2000	2001
Operating income	1 479.2	1 887.2	1 978.3
Development costs (as a % of EBIT)	2.2%	2.8%	6.4%
Gross operating investments	530*	752	870

* Published

Global cost control in 2002

- **Cross functional synergies**
  - Total purchasing: 20 billion euros
  - GNX: auctions to double in 2002 (550 million euros)
  - PPR Purchasing: 15 million euros in cost cutting
  - PPR BuyCo: 15 million euros in cost cutting
- **Improved productivity ratio**
- **Tight control on other operating costs**

A financial capacity to continue our development

- **2001 cash-flow: 1.4 billion □uros**

- **Managing assets**
  - Net working capital
  - Real estate portfolio

- **Free cash-flow at constant gearing**
  - 1 billion □uros available for external growth

Conclusion

"The PPR value added"

+

Drivers of growth and profitability

+

Financial capacity to continue our development

=

Confidence in the Group

Appendices

Income statement (1/3)

(In uro million)	2001	2000	Var.
Sales	**27 798.5**	**24 761.2**	+ 12.3%
Costs of sales	(17 170.8)	(15 173.8)	+ 13.2%
Gross margin	**10 627.7**	**9 587.4**	+ 10.9%
Gross margin ratio	*38.2%*	*38.7%*	
Payroll expenses	(3 754.1)	(3 351.3)	+ 12.0%
Labour costs/Gross margin	*35.3%*	*35.0%*	
Other operating income and expenses	(4 895.3)	(4 348.9)	+ 12.6%
EBITDA	**2 416.8**	**2 286.0**	+ 5.7%
EBITDA / Sales	*8.7%*	*9.2%*	
Operating income	**1 978.3**	**1 887.2**	+ 4.8%
Profitability	*7.1%*	*7.6%*	

Income statement (2/3)

(In Euro million)	2001	2000	Var.
Operating income	1 978.3	1 887.2	+ 4.8%
EBITDA	2 416.8	2 286.0	+ 5.7%
Net financial expenses	(417.8)	(262.4)	- 59.2%
Operating income before interest	**1 560.5**	**1 624.8**	**- 4.0%**
Non-recurring items	(33.0)	(27.0)	- 22.2%
Income taxes	(291.7)	(359.3)	- 18.8%
Tax rate	*19.1%*	*22.5%*	
Net income of consolidated companies	**1 235.8**	**1 238.5**	**- 0.2%**
Margin	*4.4%*	*5.0%*	

Income statement (3/3)

(In ⎕uro million)	2001	2000	Var.
Net income of consolidated companies	**1 235.8**	**1 238.5**	**- 0.2%**
Share in earnings of equity affiliates	6.6	6,3	+ 4.8%
Net income before minority interest	**1 242.4**	**1 244.8**	**- 0.2%**
Minority interest before goodwill	351.8	366.7	- 4.1%
Net income Group share before amortization of goodwill	**890.6**	**878.1**	**+ 1.4%**
Amortization of goodwill, Group share	(137.9)	(111.1)	+ 24.1%
Attributable net income after amortization of goodwill	**752.7**	**767.0**	**- 1.9%**

Proforma operating income

(In □uro million)	2001	2000	Var.
Sales	**27 907.8**	**27 256.8**	**+ 2.4%**
Cost of sales	(17 245.4)	(16 943.5)	+ 1.8%
Gross margin	**10 662.4**	**10 313.3**	**+ 3.4%**
Gross margin ratio	*38.2%*	*37.8%*	
Payroll expenses	(3 773.0)	(3 654.2)	+ 3.3%
Productivity ratio	*35.4%*	*35.4%*	
Other operating income and expenses	(4 915.4)	(4 674.2)	+ 5.2%
Operating income	**1 974.0**	**1 984.9**	**- 0.5%**
Profitability	*7.1%*	*7.3%*	
EBITDA	**2 415.4**	**2 416.0**	**+ 4.8%**

Balance sheet

(In Euro million)	2001	2000	Var.
Fixed assets	15 139.7	12 563.3	+ 20.5%
Net working capital	6 070.6	6 356.6	- 4.5%
Customer loans	*5 421.7*	*5 245.2*	*+ 3.4%*
Shareholders' equity (1)	8 560.0	7 379.4	+ 16.0%
Provisions for contingencies	809.8	808.1	+ 0.2%
Net financial debt	6 418.8	5 487.2	+ 17.0%
Financing of customer loans	5 421.7	5 245.2	+ 3.4%
(1) Including shareholders' equity Group share	5 692.1	4 357.9	+ 30.6%

Sales by company

(In euro million)	2001	2000	Actual change (%)	Comparable change (%)
Printemps	889.0	855.9	+ 3.9%	+3.9%
Conforama	2 897.2	2 124.4	+ 36.4%	+ 7.4%
Redcats	4 784.7	4 833.8	-1.0%	-1.6%
Fnac	3 347.4	2 932.5	+14.1%	+ 12.7%
Orcanta	34.8	24.8	+40.3%	+ 40.3%
Retail	**11 953.1**	**10 771.4**	**+ 11.0%**	**+ 4.8%**
Luxury Goods	**2 541.6**	**2 210.1**	**+ 15.0%**	**+ 6.2%**
Rexel	7 958.3	7 109.9	+ 11.9%	-3.7%
Pinault Bois et Matériaux	1 287.2	1 183.7	+ 8.7%	- 0.7%
Guilbert	1 797.2	1 515.5	+18.6%	+ 4.3%
CFAO	1 477.2	1 247.2	+ 18.4%	+ 14.2%
Business to Business	**12 519.9**	**11 056.3**	**+13.2%**	**- 0.4%**
Credit and Financial Services	**799.8**	**741.1**	**+7.9%**	**+ 10.1%**
Miscellaneous	**23.6**	**22.0**	**+7.3%**	**+4.0%**
Inter-company sales	(39.5)	(39.7)		
Total	**27 798.5**	**24 761.2**	**+ 12.3%**	**+ 2.6%**

Operating income by company

(In Euro million)	2001	2000	Var. (%)
Printemps	36.9	32.7	+ 12.8%
Conforama	254.0	203.4	+ 24.9%
Redcats	183.9	236.1	-22.1%
Fnac	119.2	92.1	+ 29.4%
Orcanta	(3.5)	(2.1)	+ 66.7%
Retail	**590.5**	**562.2**	**+ 5.0%**
Luxury Goods	**403.3**	**419.4**	**- 3.8%**
Rexel	400.1	414.1	-3.4%
Pinault Bois et Matériaux	70.5	62.4	+ 13.0%
Guilbert	111.0	91.9	+ 20.8%
CFAO	131.1	109.5	+ 19.7%
Business to Business	**712.7**	**677.9**	**+5.1%**
Credit and Financial Services	**271.2**	**240.2**	**+12.9%**
Miscellaneous	**0.6**	**(12.5)**	**NS**
Total	**1 978.3**	**1 887.2**	**+ 4.8%**

EBITDA by company

(In uro million)	2001	2000	Var. (%)
Printemps	75.8	67.9	+ 11.6%
Conforama	310.9	240.7	+ 29.2%
Redcats	237.4	286.1	-17.0%
Fnac	190.0	153.1	+ 24.1%
Orcanta	(1.2)	(0.5)	+ 140.0%
Retail	**812.9**	**747.3**	**+ 8.8%**
Luxury goods	**489.1**	**486.5**	**+ 0.5%**
Rexel	452.2	475.9	- 5.0%
Pinault Bois et Matériaux	86.9	89.3	- 2.7%
Guilbert	134.3	113.7	+ 18.1%
CFAO	147.8	125.0	+ 18.2%
Business to Business	**821.2**	**803.9**	**+2.2%**
Credit and Financial Services	**287.2**	**253.4**	**+13.3%**
Miscellaneous	**6.4**	**(5.1)**	**NS**
Total	**2 416.8**	**2 286.0**	**+ 5.7%**

Treasury stock

- **Monetization of Treasury stock**
  - Performance swap
  - Number of shares : 1.6 million
  - Maturity November 2002, renewable
  - Reference price : 170.42 euros
  - Partial or total end, through effective delivery or payment of the performance, at maturity or by anticipation, at PPR's initiative
- **Treasury stock at 31/12/01**
  - 1,345,050 shares aimed for the employees
  - 26,208 shares to stabilize the share price

Financial ratios in the sector

2001 E	Debt (cash) (M€)	Gearing (%)	Net debt/ EBITDA	EBIT/ Financial expenses
Kingfisher	1 760	36%	1.4	12.0
Karstadt Quelle	1 195	58%	2.1	2.5
Carrefour	9 900	100%	2.2	4.7
Ahold	10 750	184%	2.4	3.0
Hagemeyer	1 210	120%	2.7	4.7
Metro	5 022	118%	2.2	3.0

Estimates 2001 : CAI Cheuvreux (February 2002)

PINAULT PRINTEMPS-REDOUTE

Presentation of 2001 results